TSX, NYSE: AKG

ASANKO GOLD ELIMINATES 2% NSR ROYALTY

Vancouver, British Columbia, August 26, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announces that it has entered into a settlement agreement (“Agreement”) with a private Ghanaian company, Goknet Mining Company ("Goknet"), to eliminate Goknet’s claim for a 2% net smelter return (“NSR”) royalty on Phase 1 of the Company's flagship Asanko Gold Mine Project ("AGM" or the "Project").

The only material royalty now applicable to Phase 1 of the Project is the Government of Ghana’s 5% NSR royalty.

The financial terms of the Agreement are confidential, however they are not considered material to Asanko. The settlement involves cash, one million Asanko shares and the transfer to Goknet of two non-material exploration projects, Kubi and Diaso.  Included in the agreement the Company will retain a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

A map of the Asanko concessions in Ghana is shown in the attached figure or on the Company’s website at http://www.asanko.com/s/Exploration.asp.  The Agreement is subject to certain conveyances, which are expected to be completed in due course.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine Project, located in Ghana, West Africa, which will be developed in two phases.  Phase 1 of the project was approved for construction in July 2014.

Phase 1 has 2.43Moz2 of Proven and Probable Mineral Reserves contained in the Nkran, Adubiaso, Abore and Asuadai deposits and is targeting steady state production of 200,000oz/pa of gold1 during Q2 2016.  Construction is underway and first gold is targeted in Q1 2016.

Phase 2 has an additional 2.37Moz3 of Proven and Probable Mineral Reserves which are located at the Esaase deposit, approximately 30km north of the processing plant site.  A scoping study is underway to investigate a Phase 2 expansion and is expected to be published in Q1 2015.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Notes:

1.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com.

2.

Mineral Reserve for Obotan consists of Proven Reserve of 14.8Mt, grading 2.39g/t Au for 1.14 million ounces and Probable Reserve of 19.4Mt grading 2.08g/t Au for 1.30 million ounces as reported in the NI43-101 Technical Report filed on SEDAR on October 23, 2012.

3.

Mineral Reserve for Esaase contains 22.9Mt grading 1.43g/t Au for 1.05 million ounces of Proven and 22.5Mt grading 1.40g/t Au containing 1.32 million ounces of Probable as reported in the NI43-101 Technical Report filed on SEDAR on June 27, 2013.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).